UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File Number 001-04471
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ACS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XEROX CORPORATION
(Exact Name of Registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	16-0468020 (IRS Employer Identification No.)

P.O. Box 4505, 45 Glover Avenue
Norwalk, Connecticut	06856-4505
(Address of principal executive offices)	(Zip Code)
(203) 968-3000
(Registrant’s telephone number, including area code)

REQUIRED INFORMATION
     The ACS Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Included herein is a copy of the most recent financial statements and schedules of the ACS Savings Plan prepared in accordance with the financial reporting requirements of ERISA.

ACS Savings Plan

Financial statements and report of
Independent registered public accountants

As of December 31, 2010 and 2009
And for the Year Ended December 31, 2010

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Committee of
ACS Savings Plan
We have audited the accompanying statements of net assets available for plan benefits of the ACS Savings Plan (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on pages 22 through 24 together referred to as “supplemental schedule,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Richardson, Texas
June 21, 2011

ACS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2010 and 2009

	2010	2009

ASSETS
Investments
Non-interest bearing cash	$131	$199
Participant directed investments (at fair value)	677,147,383	602,988,452

	677,147,514	602,988,651

Receivables
Participants	1,928,095	1,790,368
Notes receivable from participants	23,165,626	20,376,984

Total receivables	25,093,721	22,167,352

Total assets	$702,241,235	$625,156,003

LIABILITIES

Operating payables	$32,559	$—

Total liabilities	32,559	—

Net assets reflecting investments at fair value	702,208,676	625,156,003

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,862,152)	(928,459)

Net assets available for Plan benefits	$698,346,524	$624,227,544

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2010

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Earnings on investments
Net appreciation in fair value of assets	$76,966,575
Interest	1,060,411

78,026,986
Less investment expenses	(155,986)

77,871,000

Contributions
Employer	2,886,652
Participants	53,344,738
Participant rollovers	8,696,639

Total contributions	64,928,029

Total additions	142,799,029

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	67,942,004
Administrative expenses	1,096,498

Total deductions	69,038,502

Increase in net plan assets before net transfers to the Plan	73,760,527

NET TRANSFERS IN DUE TO MERGERS	358,453

Net increase in net assets	74,118,980

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of the year	624,227,544

End of the year	$698,346,524

See independent auditors’ report and accompanying notes to financial statements.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE A — PLAN DESCRIPTION
The following description of the ACS Savings Plan (the “Plan”) provides only general information. Affiliated Computer Services, Inc., a Xerox company (the “Company”) is the sponsor and administrator of the Plan. Mellon Bank N.A. is the Plan Trustee. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan. The Plan as amended and restated was established January 1, 1989, upon conversion of an existing employee contribution savings plan. The Plan is subject to the provisions of ERISA.
In September 2009, Xerox entered into a definitive agreement to acquire Affiliated Computer Services, Inc. in a cash and stock transaction. The acquisition closed on February 5, 2010. On February 28, 2010, the ACS Stock Fund was converted to The Xerox Stock Fund.
401(k) provisions
Contributions are by salary reduction and are at the employee’s discretion within limits imposed by the 401(k) provisions of the Plan and the applicable Internal Revenue Code sections. The participant accounts are “participant directed accounts.”
Plan amendments
The Plan was amended during the years ended December 31, 2010 and 2009.
A summary of the 2010 plan amendments are as follows:
On May 24, 2010, the Company entered into a purchase agreement with HP Enterprise Service, LLC, and certain employees of Excellerate HRO, LLP became ACS employees. The Plan was amended to allow eligible former employees of Excellerate HRO, LLP to participate in the Plan.
During 2010 the Company entered into outsourcing arrangements, and as a result certain affected employees became ACS employees. The Plan was amended to allow former employees of SunTrust and Office Depot, Inc. to begin participating in the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE A — PLAN DESCRIPTION
Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows.

Prior Employer	ACS Participation Eligibility Date
SunTrust	May 28, 2010
Office Depot, Inc.	November 16, 2010
A summary of the 2009 plan amendments are as follows:
On January 31, 2008, the Company submitted a proposed version of the Plan to the Internal Revenue Service (the “IRS”) as part of the application to request a favorable determination letter on the Plan. In response to comments from the IRS, certain proposed amendments were submitted. In addition, 13 amendments to the Plan had been adopted or proposed as of the date the IRS reviewed the restated Plan. Accordingly, a revised working copy of the Plan was submitted to the IRS on February 6, 2009. On March 3, 2009, the IRS issued a favorable determination letter on the working copy of the Plan that included the required amendments and the proposed and adopted amendments.
In January 2009, the Plan was amended to suspend the matching contribution provision and make it a discretionary feature.
In January 2009, the Plan was amended to allow participants to make Roth 401(k) contributions.
On March 1, 2009, the CompIQ Corporation 401(k) Profit Sharing Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the CompIQ Corporation 401(k) Plan to the ACS Plan was authorized. Eligible employees of CompIQ Corporation shall participate in the Plan.
On March 1, 2009, the Plan was amended to allow the Board of Directors to delegate authority to amend the Plan to the Benefits Administrative Committee for purposes of complying with statutes or rulings of a judicial body as necessitated for administrative purposes.
On September 10, 2009, The Pharm/Dur, Inc. 401(k) Plan merged into the ACS Savings Plan. A transfer of all assets and liabilities of the Pharm/Dur, Inc. 401(k) Plan to the ACS Savings Plan was authorized. Eligible employees of Pharm/Dur, Inc. shall participate in the Plan. Additionally, affected former employees of Pharm/Dur, Inc. received a one-time special employer contribution for the 2009 plan year which was 100% vested.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE A — PLAN DESCRIPTION
On December 28, 2009, the Plan was amended to comply with certain provisions of the Pension Protection Act of 2006 (“PPA”).
During 2009, the Company entered into outsourcing arrangements, and as a result of those arrangements, certain affected employees became ACS employees. The Plan was amended to allow former employees of WellPoint, Inc., First National of Nebraska, Inc. and Novell, Inc. to begin participating in the Plan.
Employees would receive the ACS corporate benefit structure effective on and after the date they are eligible to participate in the Plan as follows.

Prior Employer	ACS Participation Eligibility Date
Well Point, Inc.	June 18, 2009
First National of Nebraska, Inc.	July 23, 2009
Novell, Inc.	September 3, 2009
Salary deferral
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. Generally, the Plan covers all eligible employees of the Company who elect to participate except those who are leased or are nonresident aliens not receiving United States source income. The Plan also allows for rollovers from other plans.
Employees are eligible to contribute on their date of hire or as soon thereafter as administratively feasible. In January 2009, the Plan was amended to suspend the matching contribution provision and make it a discretionary feature. Participating employees are eligible for discretionary matching contributions immediately following completion of a one-year period of service.
Employees can elect to contribute to the Plan not less than 1% or more than 75% of eligible compensation on a pre-tax basis, after-tax basis or a combination of both. The maximum contributions allowed by the Internal Revenue Service were $16,500 for 2010 and 2009. If a participant made both pre-tax and after-tax contributions for the applicable calendar year, excess contributions shall be attributed first to the participant’s pre-tax contributions and second to the participant’s after-tax contributions. The term “compensation” for calculation of deferral shall be base pay, overtime and commissions.
In 2010 and 2009, the Company provided discretionary contributions for certain former employees of the State of Indiana. The amounts of discretionary contributions were a percentage of the employee’s compensation. Such percentage was dependent on the employee’s age and

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE A — PLAN DESCRIPTION
service, each measured in years and completed months as of December 31 of the calendar years for which the discretionary contributions were made, in accordance with the below schedule:

Age plus service	Discretionary contribution percentage
Less than 45	6%
At least 45 but less than 55	9%
At least 55 but less than 65	11%
More than 65	13%
Participating employees are eligible to make catch-up contributions under the Plan provided the participating employees have attained or will attain the age of 50 before the close of the year. The amount of catch-up contributions allowed by the Internal Revenue Services was $5,500 for 2010 and 2009. The catch-up contributions are excluded in calculating any matching compensation.
All matching contributions have been allocated in accordance with Participant’s investment elections.
Allocation
Each participant’s account is credited with the participant’s salary deferral. Investment income or loss is allocated daily based on the ratio of each participant’s account balance at the end of each day.
Vesting
Vesting of all employer contributions occurs at the following rates for employees enrolled in the Plan. Employee contributions and rollover contributions are 100% vested. The vesting schedule applicable to matching contributions in 2010 and 2009 is:

Years in Vesting Service	Vested Interest
Less than two years	0%
Two to three years	50%
Three or more years	100%

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE A — PLAN DESCRIPTION
Participant loans
Participants may borrow from their fund accounts, through a loan transaction, a minimum of $1,000 or up to a maximum of $50,000 not to exceed 50% of their vested account balance.
The balance in the participant’s account is used to secure the loans. These loan transactions are treated as a transfer between the investment fund and the participant notes fund. The loan terms range from one to five years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The interest rate on loan transactions is commensurate with current rates. As of December 31, 2010 and 2009, interest rates on outstanding loan balances ranged from 4.25% to 10.75%.
Principal and interest are paid ratably through payroll deductions. Participant notes receivable are valued at their unpaid principal balances, plus accrued but unpaid interest thereon. Interest income on notes receivable from participants is recognized when earned. A participant may not have more than two loans outstanding at the same time.
Termination
Although it has not expressed any intent to do so, the Company’s Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan’s assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, the participants’ vested interest in employer contributions shall be 100%.
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.
Forfeitures
Forfeitures are used to reduce employer matching or profit sharing contributions or plan administrative expenses. At December 31, 2010 and 2009, the Plan maintained a balance of $76,760 and $8,681, respectively, in forfeited non-vested accounts and utilized $18,769 and $161,781, respectively, in forfeitures to offset employer contributions and plan expenses.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE A — PLAN DESCRIPTION
Plan administrative costs
Plan expenses, such as trustee and recordkeeping charges, are covered by a per-participant fee based on the participant’s account balance. To calculate the per-participant fee, the Administrative Committee projected these expenses for the plan year 2010 and 2009, and divided the total expenses by the total plan assets as of December 31, 2010 and 2009, respectively. The resulting percentage of 18.0 and 24.8 basis points was applied to each participant’s account balance as of January 1, 2010 and 2009, respectively. This amount is subtracted from each participant’s account on a quarterly basis throughout the year.
Funding policy
It is the policy of the Plan sponsor to remit the employee contribution three business days after the date of payroll.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan’s administrator, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Actual results may differ from those estimates.
Guaranteed investment contracts
In accordance with current authoritative guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
As required by the current authoritative guidance, the statements of net assets available for benefits should present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
The Plan has an investment election in the Wells Fargo Synthetic Stable Value fund. As of December 31, 2010 and 2009, the balance in this fund was $112,633,178 and $115,073,650, respectively. The Custodian estimates that the contract value is approximately $3.9 million less and $0.9 million less than the fair value for the years ended December 31, 2010 and 2009, respectively.
Investment valuation and income recognition
Mellon Bank N.A. holds the Plan investments. The fair value per unit/share is stated at quoted market prices as determined by Mellon Bank N.A. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Payment of benefits
Benefit payments are recorded when paid.
New accounting pronouncements

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
In January 2010, the FASB issued guidance for improving disclosures about fair value measurements. The new guidance requires new disclosures for transfers in and out of Level 1 and 2 classifications and for more detail about the activity in Level 3 fair value measurements. Neither of these new disclosures affects the Plan since there were no Level 3 assets or transfers between Level 1 and 2 during 2010. The new guidance also clarifies previous disclosure requirements by increasing the level of disaggregation to the class level for investments and by requiring more disclosures about inputs and valuation techniques for fair value measurements in Level 2 and Level 3. The disclosures required under this guidance are provided in the accompanying Note G, Fair Value Measurements .
Effective September 2010, the FASB codification was amended by ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 provides that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest.
The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans of $20,376,984 for the year ended December 31, 2009 from investments to notes receivable from participants. The reclassification did not have any effect on the changes in net assets or the financial position of the Plan.
In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 is intended to improve comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.
NOTE C — PLAN LEGAL MATTERS
The Plan is subject to various outstanding legal proceedings. In 2006, the Plan was named as a defendant in the derivative lawsuit investigation. Two lawsuits were filed under the Employee Retirement Income Security Act (“ERISA”) alleging breach of ERISA fiduciary duties by the directors and officers as well as the ACS Benefits Administrative Committee, in connection with the retention of ACS Class A common stock as an investment option in light of the alleged stock option issues, as follows:
•	Terri Simeon, on behalf of Herself and All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., Darwin Deason, Mark A. King, Lynn R. Blodgett, Jeffrey A. Rich, Joseph O’Neill, Frank Rossi, J. Livingston Kosberg, Dennis McCuistion, The Retirement Committee of the ACS Savings Plan, and John Does 1-30, Civil Action No. 306-CV-1592P, in the United States District Court for the Northern District of Texas, Dallas Division, filed August 31, 2006.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE C — PLAN LEGAL MATTERS
•	Kyle Burke, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., the ACS Administrative Committee, Lora Villarreal, Kellar Nevill, Gladys Mitchell, Meg Cino, Mike Miller, John Crysler, Van Johnson, Scott Bell, Anne Meli, David Lotocki, Randall Booth, Pam Trutna, Brett Jakovac, Jeffrey A. Rich, Mark A. King, Darwin Deason, Joseph P. O’Neill, and J. Livingston Kosberg, Case No. 306-CV-02379-M, in the United States District Court for the Northern District of Texas, Dallas Division, filed September 15, 2006.
On February 12, 2007, the Simeon case and the Burke case were consolidated into one case, under the caption, In re Affiliated Computer Systems [sic] ERISA Litigation, Master File No. 3:06-CV-1592-M. On December 20, 2007, an Order Preliminarily Approving Settlement was entered in the In re Affiliated Computer Systems [sic] ERISA Litigation consolidated case.
Principally, the settlement provides for a payment to the plaintiffs and the ACS Savings Plan of a total of $1.5 million, which includes attorney fees and received final approval of the court at a hearing held October 23, 2008. During 2009, this matter was settled and the Plan received $962,106, the payment was treated as contributions to the affected participants.
NOTE D — INCOME TAX STATUS
The Plan obtained its most recent determination letter on March 9, 2009, in which the Internal Revenue Service stated that the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the plan is qualified.
On January 28, 2010, the Plan received a notification from the Internal Revenue Service indicating approval of the Voluntary Compliance Program statement submitted by the Plan with regards to a failure to make minimum distribution payments to beneficiaries of deceased participants. The Plan has established procedures to correct this failure and has complied with Internal Revenue Service requirements. All excise tax associated with the minimum distribution failure has been waived.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE D — INCOME TAX STATUS
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2003.
NOTE E — INVESTMENTS
The Plan maintains the following investments representing 5% or more of net assets available for benefits at December 31, 2010 and 2009:

	2010	2009
Wells Fargo Stable Value Fund	$112,633,178	$115,073,650
Harbor Capital Appreciation Fund	65,359,144	64,382,282
Moderate Unit	54,677,025	44,716,387
Xerox Stock Fund	40,785,302	N/A
Fidelity Diversified International Fund	36,781,443	36,564,814
Fidelity Low-Priced Stock Fund	39,285,843	33,378,902
Mellon Stock Unit	34,753,818	31,754,231
The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE E — INVESTMENTS
During 2010 and 2009, the Plan invested in a Master Trust arrangement consisting of common stock and mutual funds. The trust consists solely of the Plan’s assets. Investment information related to the Master Trust arrangement during 2010 and 2009, is as follows:

	2010	2009
Net Assets
Common stock	$42,706,542	$34,003,116
Mutual Funds	230,771,656	179,985,073

	$273,478,198	$213,988,189

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
Change in net assets:
Contributions	$27,267,529	$25,087,600
Received from prior trustee/custodian	12,427,656	919,502
Interest/dividends	1,080,876	115,783
Net appreciation/depreciation of investments	37,732,628	40,031,278
Net forfeitures	57,014	(48,869)
Benefits paid to participants	(21,801,922)	(15,983,327)
Administrative and miscellaneous expense	(358,129)	(383,492)
Net transfer to/from the Fund	3,084,357	(1,211,720)

	$59,490,009	$48,526,755

The Net Assets of the Master Trust Investment at December 31, 2010 and 2009 were equal to the aggregate value of the assets of the Master Trust Investment less the value of the accrued liabilities of the Master Trust Investment. The assets of the Master Trust Investment were determined in accordance with generally recognized valuation procedures based upon prices and quotes from independent pricing services.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE E — INVESTMENTS
The closing prices reported in the active markets in which the securities are traded were used to value the investments in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2010 and 2009:
Master Trust Assets at Fair Value
As of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual Funds	$230,771,656	$—	$—	$230,771,656
Common stocks	42,706,542	—	—	42,706,542

Total assets at fair value	$273,478,198	$—	$—	$273,478,198

Master Trust Assets at Fair Value
As of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds	$179,985,073	$—	$—	$179,985,073
Common stocks	34,003,116	—	—	34,003,116

Total assets at fair value	$213,988,189	$—	$—	$213,988,189

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $76,966,575. During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $122,484,095 as follows:

	2010	2009
Mutual funds	$66,854,515	$114,454,125
Nonemployee corporate stock	(277,234)	2,056,062
ACS Stock Fund	—	5,973,908
Xerox Stock Fund	10,389,294	—

	$76,966,575	$122,484,095

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE F — GUARANTEED INVESTMENT CONTRACT WITH WELLS FARGO
The Plan holds a fully benefit-responsive investment contract with Wells Fargo Synthetic Stable Value Fund (“Wells Fargo”). Wells Fargo maintains the contributions in a general account. The account is credited with earnings on the investments and is charged for participant withdrawals and administrative expenses charged by Wells Fargo. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.
The guaranteed investment contract is presented at fair value with an adjustment to contract value in arriving at net assets available for benefits. The contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.
Contract value, as reported to the plan by Wells Fargo, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Discontinuance of the contract would result in certain surrender charges and market value adjustments as defined by the contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2010 and 2009, was $112,633,178 and $115,073,650, respectively. Principal and interest at crediting rates, which are announced in advance on an annual basis, are guaranteed; however, there is no stated maturity date.
During 2010 and 2009, the average yields for the Stable Value Fund were as follows:

Yield Analysis	2010	2009
Based on actual earnings	2.45%	4.14%
Based on interest rate credited to participants	3.81%	4.56%
Benefit-responsive investment contracts are designed to preserve capital and provide a stable crediting rate. Such contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE G — FAIR VALUE MEASUREMENTS
The guaranteed investment contract does not permit Wells Fargo to terminate the agreement prior to the scheduled maturity date.
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).
The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE G — FAIR VALUE MEASUREMENTS
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2010 and 2009:
Assets at Fair Value
As of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual Funds	$517,448,119	$—	$—	$517,448,119
Wells Fargo synthetic stable value fund	—	112,633,178	—	112,633,178
Corporate stocks	44,115,174	—	—	44,115,174
Interest bearing cash	1,964,411	—	—	1,964,411
Self directed brokerage accounts	986,501	—	—	986,501

Total assets at fair value	$564,514,205	$112,633,178	$—	$677,147,383

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE G — FAIR VALUE MEASUREMENTS
Assets at Fair Value
As of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual Funds	$451,126,922	$—	$—	$451,126,922
Wells Fargo synthetic stable value fund	—	115,073,650	—	115,073,650
Corporate stocks	34,003,117	—	—	34,003,117
Interest bearing cash	2,016,891	—	—	2,016,891
Self directed brokerage accounts	767,872	—	—	767,872

Total assets at fair value	$487,914,802	$115,073,650	$—	$602,988,452

NOTE H — RELATED PARTY TRANSACTIONS
The Plan invested in investments managed by Mellon Bank N.A. the custodian of the Plan’s assets, as defined by the Plan. These transactions qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules. Fees paid by the plan for the investment management services were $155,986 and $109,700 for the years ended December 31, 2010 and 2009, respectively.
The Plan allows for participant loans. These loans qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transaction rules.
The Company provides certain accounting, administrative, and investment management services to the Plan. The Plan paid $1,097,457 and $1,281,715 for the services rendered for 2010 and 2009, respectively. These transactions are exempt party-in-interest transactions.
NOTE I — DERIVATIVES
The Plan has no instruments that, in whole or part, are accounted for as a derivative instrument under current authoritative guidance in Accounting for Derivative Instruments and Hedging Activities, during the current plan year.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE J — PLAN MERGERS
In 2010 there were no plan mergers, a summary of Plan mergers for 2009 are as follows:
Assets of CompIQ 401(k) Savings Plan were transferred into the ACS Savings Plan on March 1, 2009. The funds transferred totaled approximately $915,916 and were reinvested with Mellon in similar investments.
Assets of Pharm/Dur, Inc. 401(k) Plan were transferred into the ACS Savings Plan on December 1, 2009. The funds transferred totaled approximately $638,026 and were reinvested with Mellon in similar investments.
Participant loans of $518,315 were also transferred into the Plan through various mergers.
The Statement of Changes in Net Assets Available for Benefits includes the activity from the employees of these companies from the date the assets were merged into the ACS Savings Plan to December 31, 2009.
NOTE K — RISKS AND UNCERTAINTIES
The Plan invests in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of Net Assets Available for Benefits.
NOTE L — SUBSEQUENT EVENTS
In the normal course of business, the Company may consolidate additional subsidiaries into or eliminate current subsidiaries from the ACS Savings Plan.
Effective on April 26, 2011, the Davis New York Venture Fund was removed from the ACS Savings Plan (“the Plan”). The assets in the Davis New York Venture fund were mapped to the Mellon EB Daily Liquidity Stock Index Fund.
The Plan Sponsor has evaluated subsequent events through June 21, 2011, the date which the financial statements were available to be issued.

ACS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
NOTE M — SEPARATED PARTICIPANTS WITH VESTED BENEFITS
There were 6,332 and 6,143 terminated participants with vested benefits of $195,178,690 and $171,619,146 as of December 31, 2010 and 2009, respectively.
NOTE N — FORM 5500
The Form 5500 was not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

SUPPLEMENTAL SCHEDULE

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2010
EIN #51-0310342 PLAN NUMBER 333

	(b)Identity of Issue,	(c) Description of investment, including maturity
	Borrower,	date, rate of interest, collateral, par, or		(e) Current
(a)	Lessor or Similar Party	maturity value	(d) Cost	Value
*	Mellon Bank, N.A.	ACS Pimco Total Return Unit		$1,274,147
*	Mellon Bank, N.A.	American Beacon FDS Small Cap Value Fund		12,880,672
*	Mellon Bank, N.A.	Blackrock International Opportunities II		3,025,807
*	Mellon Bank, N.A.	Blair William Small Cap Growth Fund		6,212,353
*	Mellon Bank, N.A.	Breitburn Energy Partners LP		2,014
*	Mellon Bank, N.A.	Brokerage Account — Self Directed		986,501
*	Mellon Bank, N.A.	CGM Trust Realty Fund		13,981
*	Mellon Bank, N.A.	Cheniere Energy Partners LP		2,131
*	Mellon Bank, N.A.	Commonwealth International Australia/New Zealand Fund		1,572
*	Mellon Bank, N.A.	Davis NY Venture Fund		23,108,211
*	Mellon Bank, N.A.	Deutsche Bank AG London Gold Double Long Exchg		38,637
*	Mellon Bank, N.A.	Dodge & Cox International Stock Fund		4,231,775
*	Mellon Bank, N.A.	Dreyfus 100% US Treasury Money Market Fund		752,845
*	Mellon Bank, N.A.	EB Temporary Investment Fund II		1,211,566
*	Mellon Bank, N.A.	EV Energy Partners		3,925
*	Mellon Bank, N.A.	Fairholme Income Fund		64,798
*	Mellon Bank, N.A.	Fidelity Diversified International Fund		36,781,443
*	Mellon Bank, N.A.	Aggressive Unit		6,099,201
*	Mellon Bank, N.A.	Conservative Unit		13,953,576
*	Mellon Bank, N.A.	International Stock Unit		907,136
*	Mellon Bank, N.A.	Mellon Agg Bond Unit		27,317,433
*	Mellon Bank, N.A.	Mellon Midcap Unit		33,256,017
*	Mellon Bank, N.A.	Mellon Small Cap Unit		1,997,794
*	Mellon Bank, N.A.	Mellon Stock Unit		34,753,818
*	Mellon Bank, N.A.	Moderate Aggressive Unit		26,763,338
*	Mellon Bank, N.A.	Moderate Conservative Unit		14,593,658
*	Mellon Bank, N.A.	Moderate Unit		54,677,025

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2010
EIN #51-0310342 PLAN NUMBER 333

	(b) Identity of Issue,	(c) Description of investment, including maturity
	Borrower,	date, rate of interest, collateral, par, or		(e) Current
(a)	Lessor or Similar Party	maturity value	(d) Cost	Value
*	Mellon Bank, N.A.	Fidelity Investment Japan Small Cos Fund		$679
*	Mellon Bank, N.A	Fidelity Low-Priced Stock Fund		39,285,843
*	Mellon Bank, N.A	Fidelity Select Gold Portfolio		6,467
*	Mellon Bank, N.A	FPA Crescent Portfolio		2,122
*	Mellon Bank, N.A	Franklin Small Cap Growth Fund I — Class A		2,349
*	Mellon Bank, N.A	Gaebelli Asset Ben International Fund		50,498
*	Mellon Bank, N.A	Guinness Atkinson Global Energy Fund		13,750
*	Mellon Bank, N.A	Harbor Cap Appreciation Fund		65,359,144
*	Mellon Bank, N.A	Hartford Inflation Plus Fund		2,612
*	Mellon Bank, N.A	Harris Assoc Investment Oakmark International Small Cap Fund		22,307
*	Mellon Bank, N.A	India Fund Inc.		6,987
*	Mellon Bank, N.A	Ipath US Treasury 10-year Bear		10,434
*	Mellon Bank, N.A	Ishares S&P GSCI Comodity Indexed Trust		682
*	Mellon Bank, N.A	Ishares Silver Fund		12,977
*	Mellon Bank, N.A	Ishares S&P US Preferred Stock Index Fund		1,940
*	Mellon Bank, N.A	Janus Investment Global Technology Fund		1,276
*	Mellon Bank, N.A	Lazard Emerging Markets Portfolio		14,492,927
*	Mellon Bank, N.A	Market Vectors ETF Gold Miners		6,086
*	Mellon Bank, N.A	Market Vectors ETF Steel		726
*	Mellon Bank, N.A	Mathews Asia Small Companies		2,513
*	Mellon Bank, N.A	Meridian Income Fund		64,371
*	Mellon Bank, N.A	Metropolitan West High Yield Bond Fund		3,313
*	Mellon Bank, N.A	Old Mut Advisor Funds II Select Growth (Class Z)		1,558
*	Mellon Bank, N.A	Proshares Ultra Basic Mater		5,065
*	Mellon Bank, N.A	Proshares Ultra Finls		25,888
*	Mellon Bank, N.A	Proshares Ultra Real Estate		25,310
*	Mellon Bank, N.A	Proshares Ultra Silver		11,418
*	Mellon Bank, N.A	Proshares Ultrashort Real Estate		362

ACS SAVINGS PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2010
EIN #51-0310342 PLAN NUMBER 333

	(b) Identity of Issue,	(c) Description of investment, including maturity
	Borrower,	date, rate of interest, collateral, par, or		(e) Current
(a)	Lessor or Similar Party	maturity value	(d) Cost	Value
*	Mellon Bank, N.A	Proshares Ultrashort S&P 500		$1,901
*	Mellon Bank, N.A	Proshares Ultrashort Lehman 20		3,704
*	Mellon Bank, N.A	Ridgeworth High Yield		13,769,877
*	Mellon Bank, N.A	Rowe T Price Latin American Fund		20,434
*	Mellon Bank, N.A	Royce Opportunity Fund		19,302
*	Mellon Bank, N.A	Rydex Nasdaq-100 Fund		58,188
*	Mellon Bank, N.A	SPDR Gold Shares		15,259
*	Mellon Bank, N.A	SPDR Unit Ser 1 S&P Poors		1,257
*	Mellon Bank, N.A	SSGA S&P 500 Index Fund		9,042
*	Mellon Bank, N.A	United States Oil Fund LP Units		1,287
*	Mellon Bank, N.A	United States Natural Gas Fund LP Units		803
*	Mellon Bank, N.A	Vanguard Global Equity Fund		27,940,936
*	Mellon Bank, N.A	Vanguard Fixed Income Inflation Protected Securities		13,964,227
*	Mellon Bank, N.A	Vanguard Specialized Portfolio Reit		14,269,808
*	Mellon Bank, N.A	Vanguard World Growth Fund		24,077
*	Mellon Bank, N.A	Vanguard Windsor Income Fund II		25,960,566
*	Mellon Bank, N.A	Wasatch Advisors Global Technology Fund		6,725
*	Mellon Bank, N.A	Wells Fargo Stable Value Fund		112,633,178
*	Mellon Bank, N.A	Wisdomtree Trust India Earnings Fund		660
*	Mellon Bank, N.A	Xerox Stock Fund		40,785,302
*	Mellon Bank, N.A	Lockheed Martin Stock Fund		3,329,872
*	Participant loans at 4.25% to 10.75%		$0	23,165,626

				$700,313,009

*	Denotes a party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACS SAVINGS PLAN
By:	/s/ Lora Villarreal
	Name:	Lora Villarreal
	Title:	Plan Administrator, Executive Vice President and Chief People Officer, ACS, A Xerox Company

Date: June 28, 2011